SEC FILE NUMBER: 000-52174

CUSIP NUMBER: 29089G 107

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☒ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
	For Period Ended:	September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I REGISTRANT INFORMATION
EMERALD DAIRY INC.
Full Name of Registrant
N/A
Former Name if Applicable
11990 Market Street, Suite 205
Address of Principal Executive Office (Street and Number)
Reston, VA 20190
City, State and Zip Code

PART II RULE 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒		(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒		(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
We could not complete our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, including the financial statements for such period, on a timely basis, due to unanticipated delays arising in connection with the preparation thereof.

PART IV OTHER INFORMATION

(1)		Name and telephone number of person to contact in regard to this notification
Shu Kaneko	(703)	867-9247
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes ☒ No ☐
(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state why a reasonable estimate of the results cannot be made.

We have not yet finalized our financial statements for the fiscal quarter ended September 30, 2011.  Therefore, we are unable to quantify the anticipated changes in our results of operations at this time.  However, based on information currently available to us, we anticipate that the earnings statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 will reflect a decrease in our operating expenses for the nine months ended September 30, 2011, as compared to the same period in the prior year, primarily because we incurred a non-cash charge for liquidated damages in the amount of approximately $5,022,000 in the first quarter of 2010, which we did not similarly incur in the first quarter of the current year.

EMERALD DAIRY INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 15, 2011	By:	/s/ Yang Yong Shan
Name: Yang Yong Shan
Title: President and Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).